ENDORSEMENT NO: 6

This endorsement, effective 12:01 am, 04/01/2026
forms part of policy number	30 FI 0602708-25

issued to:	PINNACLE CAPITAL MANAGEMENT FUNDS TRUST

by:	HARTFORD FIRE INSURANCE CO.

A. Morris Tooker, President

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
POLICY CHANGE

1.	☐	Policy Premium Changed To: $	9.	☐	Deductible/Retention Changed To:
2.	☐	Insured’s Name Changed To: (see description or endorsement listed below)	10.	☒	Expiration Date Is Changed To: 06/01/2026
3.	☐	Insured’s Address Changed To: (see description or endorsement listed below)	11.	☐	Additional Insured(s) or Subject(s) of coverage deleted
4.	☐	Anniversary Date Is Changed To:	12.	☐	Policy Provision(s) Added
5.	☐	Additional Insured(s) or Subject(s) of coverage added	13.	☐	Policy Provision(s) Deleted
6.	☒	Additional Premium: $129	14.	☐	Exercise Discovery Period, Extended Reporting Period or Tail Coverage Option.
7.	☐	Return Premium: $	15.	☐	Other (see description or endorsement listed below)
8.	☐	Limit of Liability Changed To: $

Description of Policy Changes:
IT IS HEREBY AGREED AND UNDERSTOOD THIS POLICY IS EXTENDED TO EXPIRE EFFECTIVE 06/01/2026 FOR AN ADDITIONAL PREMIUM OF $129.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Name and number of Endorsement(s) made part of the policy:

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